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                      [KPMG PEAT MARWICK LLP LETTERHEAD]



                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
MACC Private Equities Inc.
     and
The Securities and Exchange Commission:

We have examined management's assertion (attachment 1) about MACC Private Equities Inc.'s (the Company's) compliance with certain rules under the Investment Company Act of 1940 as of February 25, 1999, and during the period September 30, 1998, (the date of our last similar examination) through February 25, 1999, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 25, 1999, and for the period September 30, 1998, through February 25, 1999, with respect to securities of MACC Private Equities Inc., without prior notice to management:

     - Count and inspection of all securities located in the vault of Brenton Bank and Trust Company in Cedar Rapids, Iowa; and

     - Reconciliation of all such securities to the books and records of the Company.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that MACC Private Equities Inc. was in compliance with certain provisions of Rule 17f-2 of the Investment Company Act of 1940 as of February 25, 1999, and for the period from September 30, 1998, (prior report date) through February 25, 1999, is fairly stated, in all material respects.

This report is intended solely for the information and use of management of MACC Private Equities Inc. and the Securities and Exchange Commission and should not be used by anyone other than these specified parties.



                           /s/ KPMG PEAT MARWICK LLP

Des Moines, Iowa
February 25, 1999



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                                  FORM N-17F-2

              Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies
                    Pursuant to Rule 17f-2 (17 CFR 270.17f-2)

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1. Investment Company Act File Number:             Date examination completed:
   801-812-9028                                    February 25, 1999
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2. State identification number:

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   AL          AK          AZ          AR           CA            CO
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   CT          DE          DC          FL           GA            HI
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   ID          IL          IN          IA           KS            KY
  ------------------------------------------------------------------------------
   LA          ME          MD          MA           MI            MN
  ------------------------------------------------------------------------------
   MS          MO          MT          NE           NV            NH
  ------------------------------------------------------------------------------
   NJ          NM          NY          NC           ND            OH
  ------------------------------------------------------------------------------
   OK          OR          PA          RI           SC            SD
  ------------------------------------------------------------------------------
   TN          TX          UT          VT           VA            WA
  ------------------------------------------------------------------------------
   WV          WI          WY          PUERTO RICO
  ------------------------------------------------------------------------------
   Other (specify):

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3. Exact name of investment company as specified in registration statement: MACC Private Equities Inc.
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4. Name under which business is conducted, if different from above:

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5. Address of principal place of business (number, street, city, state, zip code): 101 Second Street SE, Suite 800, Cedar Rapids, Iowa 52401
--------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

SEC 2198 (8/89)

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                                                  Attachment 1

                           MACC PRIVATE EQUITIES INC.




                 Management Statement Regarding Compliance with
            Certain Provisions of the Investment Company Act of 1940



Management believes that MACC Private Equities Inc. was in compliance with the provisions of Rule 17f-2 of the Investment Company Act of 1940 as of February 25, 1999 and during the period from September 30, 1998 through February 25, 1999, with respect to securities reflected in the investment accounts of MACC Private Equities Inc.

MACC Private Equities Inc.



By:  /s/ David R. Schroder
    --------------------------------
     David R. Schroder, President

February 25, 1999